ENDO PHARMACEUTICALS HOLDINGS INC.

100 Endo Boulevard

Chadds Ford, Pennsylvania 19317

July 27, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

RE:	Endo Pharmaceuticals Holdings Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 28, 2011

File No. 001-15989

Dear Mr. Rosenberg:

On behalf of Endo Pharmaceuticals Holdings Inc. (“Endo”, the “Company”, “we” or “us”), set forth below are responses to the questions of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) contained in your letter dated July 13, 2011 (the “Comment Letter”) related to the Form 10-K for the Fiscal Year Ended December 31, 2010 (the “Form 10-K”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below. The Company’s proposed disclosures are indicated by the fully justified and underlined text in each of the sections below.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Research and Development Expenses, page 79

1.	You discuss some of your specific pipeline projects on pages 13 through 15. Please provide us the following information:

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The composition of the total research and development expense shown in the financial statements for each period presented, as practicable. This may take a variety of forms depending on how you manage and report projects within the organization. We believe distinguishing between preclinical and clinical development categories and further by late stage such as phase III development categories along with providing the number of projects in each category helps provide information necessary to understand the pipeline and trends. To the extent that management has information available by therapeutic class, we believe that further enhances the understanding of research and development expense and trends.

•

If the future research and development expense or composition of research and development expense is reasonably likely to differ from current trends, provide us proposed disclosure to be included in future periodic reports discussing the reasons for the change and the expected effect on future operations and financial position.

Response:

The Company’s total investment in research and development (R&D) was $144.5 million in 2010, $185.3 million in 2009 and $110.2 million in 2008. As a percent of revenues, R&D expense was approximately 8%, 13% and 9%, in 2010, 2009 and 2008, respectively. The variation in R&D expense as a percent of revenues is primarily due to upfront and milestone payments to third party collaborative partners included in R&D expense totaling $23.9 million, $77.1 million and $8.9 million in 2010, 2009 and 2008, respectively. In addition to upfront and milestone payments, total research and development expenses include the costs of discovery research, preclinical development, early- and late-clinical development and drug formulation, as well as clinical trials, medical support of marketed products, other payments under third-party collaborations and contracts and other costs. Research and development spending also includes enterprise-wide costs which support our overall research and development infrastructure. These enterprise-wide costs are not allocated by product or to specific R&D projects. Unallocated enterprise-wide R&D costs were $57.3 million, $40.2 million and $29.5 million for the years ended 2010, 2009 and 2008, respectively. We continually evaluate our portfolio of R&D assets to appropriately balance our early-stage and late-stage programs in order to support future growth of the Company. With the addition of Qualitest in November 2010, the Company’s R&D programs now include projects in a diversified set of therapeutics areas,

Jim B. Rosenberg

United States Securities and Exchange Commission

July 27, 2011

including pain management, urology, central nervous system (CNS) disorder, and immunosuppression, oncology and hypertension markets, among others.

We manage our R&D programs on a portfolio basis, investing resources in each stage of research and development from early discovery through late-stage development. These stages include: (1) early-stage projects consisting of assets in both preclinical and Phase I programs; (2) middle-stage projects consisting of assets in Phase II programs, and (3) late-stage projects consisting of assets in Phases III programs, assets in which an NDA is currently pending approval, or on-market assets in post marketing Phase IV programs.

In order for a new branded pharmaceutical product to reach the market, industry practice and government regulations in the U.S., the EU and most foreign countries provide for the determination of a drug’s effectiveness and safety through preclinical tests and controlled clinical evaluation. The clinical development of a potential new drug includes Phase I, Phase II and Phase III clinical trials that have been designed specifically to support a new drug application for a particular indication, assuming the trials are successful. Phase I studies are the first studies performed in humans, in healthy volunteers. Their main objective is to assess the tolerability, the pharmacokinetic profile and where possible the pharmacodynamic profiles of the new drug. Phase II studies are early controlled studies in a limited number of patients under closely monitored conditions to show efficacy and short-term safety and to determine the dose and regimen for Phase III studies. Phase III studies have the primary objective of demonstrating or confirming the therapeutic benefit and the safety of the new drug, in the intended indication and population. They are made to provide an adequate basis for registration. The R&D process typically takes twelve years or longer, with over three years often spent in Phase III, or late-stage, development. We consider our R&D programs in Phase III, or late-stage development, to be our significant R&D programs as they could potentially have an impact on our near-term revenue and earnings. The following table represents our direct R&D expense and number of projects by stage of development for our branded pharmaceuticals R&D portfolio:

	Research and Development Expense (thousands)			Number of Programs at December 31, 2010
	2010	2009	2008
Early-stage	$22,872	$9,418	$3,267	9
Middle-stage	13,373	50,729	23,046	5
Late-stage	33,485	60,779	35,026	11

Total *	$69,730	$120,926	$61,339	25

*	Excludes all costs not allocated to specific products and R&D projects.

These amounts are not necessarily indicative of our future R&D spend or our current or future R&D focus. Over time, our R&D spend among categories is unpredictable. We continually evaluate each product under development in an effort to allocate efficiently R&D dollars to projects we believe to be in the best interests of the Company based on, among other factors, the performance of such products in pre-clinical and/or clinical trials, our expectations regarding the potential future regulatory approval of the product and our view of the potential commercial viability of the product in light of market conditions.

As of December 31, 2010, our late-stage branded pharmaceutical programs, excluding on-market assets, include Axomadol, Oxymorphone, AveedTM, UrocidinTM, and the Octreotide implant for the treatment of acromegaly.

The Company’s research and development efforts are also focused on the goal of developing a balanced, diversified portfolio of innovative and clinically differentiated generic products across a wide range of therapeutic areas. We focus on selective generics that have one or more barriers to market entry, such as complex formulation, regulatory or legal challenges or difficulty in raw material sourcing. We believe products with these characteristics will face a lesser degree of competition and therefore provide longer product life cycles and higher profitability than commodity generic products. For the years ended December 31, 2010, 2009 and 2008, the Company’s direct R&D expenses related to generics was $17.5 million, $24.2 million and $19.4 million, respectively.

FDA approval of an abbreviated new drug application (ANDA) is required before a generic equivalent of an existing or reference-listed drug can be marketed. The ANDA process is abbreviated in that the FDA waives the requirement of conducting complete preclinical and clinical studies and instead relies principally on bioequivalence studies. “Bioequivalence” generally involves a comparison of the rate of absorption and levels of concentration of a generic drug in the body with those of the previously approved drug. As of December 31, 2010, we have 6 ANDAs under active FDA review in multiple therapeutic areas. We anticipate that 24 ANDAs will be filed in 2011 and 2012. The timing of final FDA approval of ANDA applications depends on a variety of factors,

Jim B. Rosenberg

United States Securities and Exchange Commission

July 27, 2011

including whether the applicant challenges any listed patents for the drug and whether the manufacturer of the reference listed drug is entitled to one or more statutory exclusivity periods, during which the FDA is prohibited from approving generic products. In certain circumstances, a regulatory exclusivity period can extend beyond the life of a patent, and thus block ANDAs from being approved on the patent expiration date.

To the extent future research and development expense or the composition of research and development expense is reasonably likely to differ from current trends, we propose making the following disclosure in our future periodic reports:

For each of the three years ended December 31, 2010, research and development expenses as a percent of revenue were approximately 8%, 13% and 9%, respectively. We continue to invest in research and development because we believe it is important to our long-term competitiveness. Accordingly, R&D expenses, in total dollars, are expected to increase as a result of our recent strategic acquisitions, the expansion of our branded and generics research and development portfolio, as well as the expansion of our efforts in the pharmaceutical discovery and device research and development areas. Further, as we continue to execute on our strategy of being a healthcare solutions provider with an integrated business model that includes both branded and generic prescription drugs, as well as medical devices and healthcare services, the composition of research and development expense may change reflecting our focus on these multiple products and platforms.

Note 14. Commitments and Contingencies

Legal Proceedings, page F-70

2.	You state on page F-70 that, “while we cannot predict the outcome of our ongoing legal proceedings and we intend to vigorously defend our position, an adverse outcome in any of these proceedings could have a material adverse effect on our current and future financial position, results of operations and cash flows.” It appears that your disclosure does not meet the requirements of ASC 450-20-50-4. Please provide us proposed disclosure to be included in future periodic reports showing an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made for loss contingencies that are at least reasonably possible but not accrued, either because it is not probable that a loss has been incurred or the amount of loss cannot be reasonably estimated. If you are unable to make a reasonable estimate, please tell us the procedures you undertake on a quarterly basis to reach that conclusion.

Response:

We propose including in our future periodic filings in our Commitment and Contingencies footnote, as applicable, the following additional disclosure:

We and certain of our subsidiaries are involved in various claims, legal proceedings and governmental investigations that arise from time to time in the ordinary course of our business, including relating to product liability, intellectual property, regulatory compliance and commercial matters. While we cannot predict the outcome of our ongoing legal proceedings and we intend to vigorously defend our position, an adverse outcome in any of these proceedings could have a material adverse effect on our current and future financial position, results of operations and cash flows.

In view of the inherent difficulty of predicting the outcome of our various claims, legal proceedings and governmental investigations, particularly where there are many claimants and the claimants seek indeterminate damages and particularly given the various stages of our proceedings, we are unable to predict the outcome of these matters or the ultimate legal and financial liability, and at this time cannot reasonably estimate the possible loss or range of loss. Accordingly, there are claims, governmental investigations and legal proceedings in which we are involved where a loss is reasonably possible in future periods and for which we have not accrued a related liability. Likewise, it is reasonably possible that a future loss could exceed the related accrued liability.

The Company’s Chief Legal Officer and legal staff frequently examine and analyze our various claims, legal proceedings and governmental investigations and discuss the merits of each matter and related legal strategy with outside counsel. With respect to each matter, assessments are made as to the probability of success based on the merits of each matter, the Company’s experience to date and discussions with outside counsel. While the Company’s legal staff and financial staff frequently communicate about the status of our pending claims, legal proceedings, governmental investigations and from time to time on at least a quarterly basis, the Company’s senior financial and legal staff, including its Chief Financial Officer, Principal Accounting Officer and accounting staff meet with the Company’s Chief Legal Officer and legal staff to review the status of our various claims, legal proceedings, governmental

Jim B. Rosenberg

United States Securities and Exchange Commission

July 27, 2011

investigations and to discuss any new, pending or threatened litigation as well as the assessments as to the probability of success and whether a loss is estimable and probable.

In addition, the Company acknowledges that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the responses contained in this letter, please do not hesitate to contact the undersigned at (484) 840-4112.

Very truly yours,

/S/ Alan G. Levin
Alan G. Levin
Executive Vice President, Chief Financial Officer